Exhibit 19.1

APPENDIX A POLICY STATEMENT ON SECURITIES TRADING

Corporate Governance Policy Statement on Securities Trading

Department: Legal	Approval: General Counsel	Frequency of Review: Annual	Last Update: December 2014	Policy #

SCOPE:
All employees of COPT Defense Properties (the “Company”) must be aware of and scrupulously observe the various laws and rules prohibiting what is commonly referred to as “insider trading.” This policy statement is designed to protect the Company’s reputation for integrity and ethical conduct that we have all worked hard to achieve. The policy applies to all employees of the Company, whether full or part-time, and to their family members. The policy also contains other provisions relating to the securities of the Company, including provisions restricting certain individuals from engaging in transactions pursuant to which they hold securities of the Company in margin accounts or pledge such securities as collateral for loans, or that are designed as hedging, monetization or similar transactions with respect to securities of the Company.

BACKGROUND OF POLICY:
At the outset, it should be made clear that an investment in the Company’s publicly- traded securities by employees and persons associated with the Company is encouraged. Nonetheless, it is also important to fully comply with all applicable restrictions on purchases or sales imposed by the securities laws. The securities laws are comprehensive and far reaching. This Policy Statement is primarily concerned with insider trading. It highlights only the more common problems relevant to that subject and does not attempt to deal with all of the prohibitions and restrictions which may be applicable to transactions in securities by an employee of the Company or his or her relatives. Specific questions should be addressed to General Counsel(the “SEC Compliance Officer”).
POLICY:
It is the Company’s policy that an officer or employee (or a related person) who has material, non-public information relating to the Company may not buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to non-public information about any other company that is obtained in the course of employment. Transactions that may be necessary for independent reasons (such as the need to raise money for an emergency) are no exception. Even the appearance of an improper transaction must be avoided.

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Corporate Governance Policy Statement on Securities Trading

Department: Legal	Approval: General Counsel	Frequency of Review: Annual	Last Update: December 2014	Policy #

Trustees, executive officers and certain other designated employees may not trade in any securities of the Company (other than to exercise stock options) without pre-clearing the transaction with the SEC Compliance Officer. Sales by such persons of securities received upon the exercise of options also must be pre-cleared. All other employees of the Company should contact the SEC Compliance Officer if they have any questions about the propriety of any proposed securities trade.

Trustees, executive officers and other designated employees also may not purchase or sell securities of the Company at any time during the period beginning at the opening of business on the first trading day after the end of each fiscal quarter and ending (i) for the period which begins on the first trading day of January, at the opening of business on the first trading day following the filing with the SEC of the Company’s Form 10-K and (ii) for the periods which begin on the first trading day of April, July and October, at the opening of business on the second trading day following the release (and dissemination) of the Company’s quarterly financial results for the preceding quarter.

In addition, the following transactions are PROHIBITED for all employees (even if the individual involved is not in the possession of material, non-public information):
1.“Short” sales of the Company’s Common Shares (i.e., where a person borrows Common Shares, sells them and then buys Common Shares at a later date to replace the borrowed shares), including “sales against the box” (sales with delayed delivery).

2.Buying or selling puts, calls or other derivative securities relating to the Company’s Common Shares. A put is an option or right to sell a specific stock at a specific price prior to a set date, and a call is an option or right to buy a specific stock at a specific price prior to a set date. Call options are purchased when a person believes that the price of a stock will rise, whereas put options are purchased when a person believes that the price of a stock will fall. Other derivative securities may take various forms, but to the extent they derive a substantial portion of their value from the price of the Company’s Common Shares, trading in them is prohibited.

Trustees and executive officers also may not (i) hold securities of the Company in a margin account or pledge securities of the Company as collateral for a loan or (ii) enter into hedging or monetization transactions or similar arrangements with respect to securities of the Company. Notwithstanding the foregoing, if a trustee or an executive officer desires to pledge

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Corporate Governance Policy Statement on Securities Trading

Department: Legal	Approval: General Counsel	Frequency of Review: Annual	Last Update: December 2014	Policy #
securities as collateral for a loan, he/she shall submit to the SEC Compliance Officer a written request for approval which explains the purpose of the transaction and which clearly demonstrates the trustee’s or executive officer’s financial capacity to repay the loan without the pledged securities being sold. The SEC Compliance Officer shall review the request and offer his/her recommendation for approval or disapproval to the Chair of the Board (or if the request is from the Chair of the Board, to the Chair of the Nominating and Corporate Governance Committee) who will then make his/her recommendation to the full Board for approval. The provisions set forth in this paragraph shall not apply to any pledging arrangements in place on December 11, 2014, the date on which this policy was amended and restated to include the provisions set forth in this paragraph.

The Company also may, from time to time, issue instructions advising designated personnel, or the entire staff, that they may not for designated periods buy or sell securities of the Company, or that no such securities may be traded by those designated persons without the prior approval of the officer or officers designated in such notice.
Persons covered by this policy may wish to implement a “Rule 10b5-1 Plan.” Rule 10b5- 1 provides a defense from insider trading liability under SEC Rule 10b-5. To be eligible for this defense, an insider may enter into a “Rule 10b5-1 Plan” for trading in the Company’s Common Shares. If the plan meets the requirements of Rule 10b5-1, the Company’s Common Shares may be purchased or sold without regard to certain insider trading restrictions.

To comply with this policy, a Rule 10b5-1 Plan must be approved by the SEC Compliance Officer and meet the requirements of Rule 10b5-1.
In general, a Rule 10b5-1 Plan must be entered into at a time when there is no undisclosed material information. Once the plan is adopted, the insider must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.
TRUSTEES, OFFICERS AND OTHER EMPLOYEES OF THE COMPANY ARE RESPONSIBLE FOR ENSURING THAT MEMBERS OF THEIR HOUSEHOLD AND THEIR IMMEDIATE FAMILY COMPLY WITH THIS POLICY.

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Corporate Governance Policy Statement on Securities Trading

Department: Legal	Approval: General Counsel	Frequency of Review: Annual	Last Update: December 2014	Policy #
QUESTIONS AND ANSWERS RELATED TO THE INSIDER TRADING POLICY
What is Insider Trading?

Insider trading occurs when a person buys or sells the Company’s securities while in the possession of material, non-public information about the Company. Liability also can occur if this kind of information is passed on to a person (a practice known as “tipping”) who then trades in the security. Insider trading is not confined to the Company’s securities. If, for example, an employee learns that a contract is about to be entered into with another public company, trading in the securities of that other company also is prohibited if the information is material and not yet disclosed to the public.

Intent generally is not relevant. A casual comment made to another person could be a “tip”, even without knowledge or intent that the other person will trade in the securities. In essence, being in possession of material inside information imposes an obligation not to disclose that information to an unauthorized person. This non-disclosure obligation is in addition to any confidentiality responsibilities you may have to the Company.
Who is an Insider?

Any person (trustees, officers, employees and non-employees alike) who is in possession of material, non-public information is an “insider” for purposes of these restrictions.
What is Material Information?

Information which is material, as used in this context, is any fact or circumstance which, if known to a reasonable investor, would have a reasonable likelihood of influencing the decision to invest or to sell. Both good and bad news can be material, and information may be material even though it would not be sufficient to change the investor’s decision. In simple terms, material information is anything that is likely to affect the price of the stock. Examples of material information include:

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Corporate Governance Policy Statement on Securities Trading

Department: Legal	Approval: General Counsel	Frequency of Review: Annual	Last Update: December 2014	Policy #

(i)internal financial information that departs from what the market would expect;
(ii)an estimate of earnings (or funds from operations) representing a significant revision of a previously released estimate;

(iii)a proposed merger or the purchase or sale of a significant amount of assets or portfolio of properties;
(iv)a tender offer for shares of the Company securities;
(v)changes in dividend rates;
(vi)major litigation or the threat of major litigation (i.e., regulatory litigation or proceedings as well as private litigation);
(vii)liquidity problems;
(viii)a default or anticipated default under debt instruments or important contracts; and
(ix)significant management developments.

This list is not exhaustive; if in doubt about whether information is material, do not trade in the Company’s securities and do not discuss the information outside of the Company unless and until the information becomes public through proper channels. Bear in mind that your conduct will be viewed with the benefit of hindsight.

What is Non-Public Information?
An insider may trade only when he or she is certain that official announcements of material information have been sufficiently publicized so that the public has had the opportunity to evaluate it. Thus, insider trading is not made permissible merely because material information is reflected in rumors or other unofficial statements in the press or marketplace. An insider may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of such information. As a normal rule, information is considered non-public until at least two full trading days have passed after the information is released by the Company to a national wire service. For example, if an announcement is made on a Monday, trading should not occur until Thursday. The SEC Compliance Officer will know when information has been released to the public.

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Corporate Governance Policy Statement on Securities Trading

Department: Legal	Approval: General Counsel	Frequency of Review: Annual	Last Update: December 2014	Policy #
What are the Penalties for Insider Trading?
The consequences of insider trading violations can be enormous:

For individuals who trade on inside information or who tip information to others:

●a civil penalty of up to three times the profit gained or the loss avoided;
●a criminal fine (no matter how small the profit) of up to $1 million; and
●a jail term of up to ten years.

Individuals also may be prohibited from serving as trustees or officers of the Company or any other public company.

These penalties are in addition to any sanctions the Company itself may impose, including dismissal for cause.
General Counsel.

ADMINISTRATION:
Failure to comply with this policy statement may result in the loss of your job as well as substantial civil and criminal penalties. Please read this Policy Statement carefully and keep it in your files for future reference. The Company may require you to confirm to the Company from time to time that you have reviewed this Policy Statement and are in compliance.
Administrative issues not specifically addressed in this Policy are to be resolved by the SVP & General Counsel. CDP may change this policy at anytime, with such notice as deemed appropriate, in its sole discretion.

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